                           Filed by: Towne Services, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                           Subject Company: Towne Services, Inc.
                           Commission File No. 000-24695


Contacts:
G. Lynn Boggs                                         Tom Black
Chairman and Chief Executive Officer                  Chief Executive Officer
Towne Services, Inc.                                  Private Business, Inc.
678/475-5200                                          615/565-7382


                 PRIVATE BUSINESS, INC. AND TOWNE SERVICES, INC.
                       RESCHEDULE SHAREHOLDER MEETING DATE

NASHVILLE, TENN AND SUWANEE, GA. (MAY 31, 2001) - Private Business, Inc. (NASDAQ:PBIZ) and Towne Services, Inc. (NASDAQ:TWNE) today announced that they have rescheduled the date for their respective shareholder meetings to July 27, 2001. Both companies reset the shareholder record date for the meetings to June 27, 2001.

         As previously announced on April 16, 2001, Towne Services and Private Business have signed a definitive agreement to merge. The merger is subject to customary closing conditions, including approval of the shareholders of both companies at their annual meetings. The agreement is structured as a tax-free exchange of shares of common stock of Private Business for Towne common stock, and is now expected to close in July 2001.

         Towne Services has previously disclosed in its SEC filings that Towne, two of its former officers and a current officer are defendants in a securities class action lawsuit filed in November 1999. Towne believes that the allegations in the complaints are without merit and intends to defend the lawsuits vigorously. Towne has disclosed that its directors and executive officers liability insurance carrier is presently providing a defense under a reservation of rights. The insurance policy providing coverage for a portion of the claimed damages in the lawsuit was issued by Reliance Insurance Company of Illinois. The Pennsylvania Insurance Department took control of Reliance on May 29, 2001 after receiving approval from a state court. Although Towne replaced the Reliance policy in July 2000 with a separate policy issued by another insurer rated A+ by A.M. Best, Towne has recently been advised that, contrary to its insurance broker's assurances, the replacement policy does not provide coverage for the existing lawsuit. Towne can predict neither the ultimate result of the lawsuit nor Reliance's financial capacity to provide coverage under the policy. Towne is attempting to learn whether some of the Reliance coverage is reinsured with other insurers, and is seeking various alternatives to eliminate or mitigate the risk of a default by Reliance. Towne and Private Business have agreed to delay seeking shareholder approval while Towne works to resolve this issue to the satisfaction of both Towne and Private Business.

         "We are looking forward to entering into this partnership with Private Business," commented Lynn Boggs, chairman and chief executive officer of Towne Services. "We are working hard to resolve this issue and proceed with our shareholder meetings. We believe that this merger brings together two companies with complementary strengths and as such, will create a more efficient and profitable organization going forward. We clearly believe this strategic combination will have a positive impact on future shareholder value."

         Tom Black, Chief Executive Officer of Private Business, commented, "We remain excited about the potential opportunities provided by the combination of our two companies. Our management team continues to focus on our integration plans pending Towne's satisfactory resolution of this issue."

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. Towne delivers these services and products


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PBIZ and TWNE Reschedule Meetings
Page 2
May 31, 2001


on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances. Towne reported revenues of $25.3 million for the year ended December 31, 2000.

         Private Business, Inc., based in Brentwood, Tennessee, is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The company's principal product, Business Manager, is based on software, marketing services, and online electronic transaction processing offered through a nationwide client network of banks, providing cash flow to thousands of small businesses across the U.S. by enabling them to sell their receivables to the bank. Private Business reported revenues of $56.5 million for the year ended December 31, 2000.

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS
AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the SEC, investors and security holders may obtain a free copy at the SEC's web site at www.sec.gov. The documents filed with the SEC by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business, Inc., 9010 Overlook Boulevard, Brentwood, Tennessee 37027, Attention Investor Relations: (615) 565-7374. The documents filed with the SEC by Towne may also be obtained free of charge from Towne by directing a request to Towne Services, Inc., 3950 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024, Attention Investor Relations: (678) 475-5200. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Towne and Private Business, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Towne and Private Business in connection with the merger. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TOWNE AND THEIR OWNERSHIP OF TOWNE STOCK, ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF PRIVATE BUSINESS AND THEIR OWNERSHIP OF PRIVATE BUSINESS STOCK, AND ABOUT THE INTERESTS OF THOSE PARTICIPANTS IS SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS.

         This release contains several "forward-looking statements" concerning Private Business's and Towne Services's, prospects, strategies and financial condition, including future economic performance, intent, plans and objectives, and the likelihood of success in developing and expanding their respective businesses. These statements are based upon a number of assumptions and estimates that are subject to significant uncertainties, many of which are beyond the companies' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Neither company assumes any obligation to update this information. Factors that could cause actual results to differ materially are discussed in the companies' filings with the SEC, including their respective annual reports on Form 10-K for the year ended December 31, 2000, and include, among other factors, the timely development and market acceptance of products and technologies; whether either company or the combined companies can grow their revenues as planned; challenges in combining the two companies; the possible negative effects of lawsuits filed against Towne; whether either company or the combined company will continue to satisfy stock market listing standards; and competitive market conditions. There is no assurance that the insurance issue described above will be resolved or that the merger will actually be consummated.

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